EXHIBIT 99.1

NewsRelease

TC Energy declares quarterly dividends

CALGARY, Alberta – April 29, 2022 – News Release – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) today announced that its Board of Directors (Board) declared a quarterly dividend of $0.90 per common share for the quarter ending June 30, 2022, on the Company’s outstanding common shares. The common share dividend is payable on July 29, 2022 to shareholders of record at the close of business on June 30, 2022.

The Board also declared quarterly dividends on the outstanding Cumulative First Preferred Shares as follows:

•For the period up to but excluding June 30, 2022, payable on June 30, 2022, to shareholders of record at the close of business on May 31, 2022:
◦Series 1 (TRP.PR.A) - $0.2174375 per share
◦Series 2 (TRP.PR.F) - $0.1580034 per share
◦Series 3 (TRP.PR.B) - $0.105875 per share
◦Series 4 (TRP.PR.H) - $0.1181130 per share

•For the period up to but excluding July 30, 2022, payable on Aug. 2, 2022, to shareholders of record at the close of business on June 30, 2022:
◦Series 5 (TRP.PR.C) - $0.1218125 per share
◦Series 6 (TRP.PR.I) – $0.1441664 per share
◦Series 7 (TRP.PR.D) - $0.243938 per share
◦Series 9 (TRP.PR.E) - $0.235125 per share

•For the period up to but excluding May 31, 2022, payable on May 31, 2022, to shareholders of record at the close of business on May 17, 2022:
◦Series 11 (TRP.PR.G) - $0.2094375 per share
◦Series 15 (TRP.PR.K) - $0.30625 per share

These dividends are designated by TC Energy to be eligible dividends for purposes of the Income Tax Act (Canada) and any similar provincial or territorial legislation. An enhanced dividend tax credit applies to eligible dividends paid to Canadian residents.

As previously announced, all issued and outstanding Cumulative First Preferred Shares, Series 15 (Series 15 Shares) will be redeemed on May 31, 2022. As such, the quarterly dividend of $0.30625 per Series 15 Share announced in this release will be the final dividend on the Series 15 Shares. Subsequent to May 31, 2022, the Series 15 Shares will cease to be listed on the Toronto Stock Exchange and will no longer be entitled to dividends.

Common shares purchased with reinvested cash dividends under TC Energy’s Dividend Reinvestment and Share Purchase Plan (DRP) will be acquired on the Toronto Stock Exchange at 100 per cent of the weighted average purchase price. The DRP is available for dividends payable on TC Energy’s common and preferred shares.

About TC Energy
We’re a team of 7,000+ energy problem solvers working to move, generate and store the energy North America relies on. Today, we’re taking action to make that energy more sustainable and more secure. We’re innovating and modernizing to reduce emissions from our business. And, we’re delivering new energy solutions – from natural gas and renewables to carbon capture and hydrogen – to help other businesses and industries decarbonize too.

TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com

FORWARD-LOOKING INFORMATION
This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and Annual Report filed under TC Energy’s profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Inquiries:
Jaimie Harding / Suzanne Wilton
media@tcenergy.com
403-920-7859 or 800-608-7859

Investor & Analyst Inquiries:
Gavin Wylie / Hunter Mau
investor_relations@tcenergy.com
403-920-7911 or 800-361-6522